Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499
April 10, 2013

Ms. Ashley Vroman-Lee

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company

Separate Account VA B

Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-186121)

Dear Ms. Vroman-Lee:

This letter responds to written comments that you provided with respect to the above-referenced Pre-Effective Amendment No. 1 for Separate Account VA B of Transamerica Life Insurance Company (“TLIC” or “we”) relating to the XYZ Variable Annuity. For your convenience, I have restated those comments below, and followed each comment with our response.

1.	General Comment – As the contract is not being offered by Transamerica Financial Life Insurance Company, please remove any inappropriate references to that entity.

Response:  We intend to file this product on Transamerica Financial Life Insurance Company as well and will ask for selective review.

2.	Introduction – In the chart on page 5, please incorporate the GLWB charge as it is not optional.

Response:  The disclosure has been revised as requested. (See page 3)

3.	Introduction – Please consider either defining “Financial Intermediary” or making it lowercase throughout the registration statement.

Response:  The disclosure has been revised as requested. (See page 3)

4.	Introduction – Please remove inapplicable references to “optional benefit” from the prospectus. (e.g. page 5)

Response:  The disclosure has been revised as requested. (See page 3)

5.	Expense Example – Please include the 5- and 10-year periods in the expense example or explain supplementally that you fall within the definition of a “new registrant” under instr. 22 of item 3 of Form N-4. (page 11)

Response:  The disclosure has been revised as requested. (See page 5)

Ms. Ashley Vroman-Lee

April 10, 2013

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6.	Notes to Fee Table and Expense Example – Please briefly describe the withdrawal base in a note to the fee table, including the initial value. (page 7-8)

Response:  The disclosure has been revised as requested. (See page 6)

7.	Total Portfolio Annual Operating Expenses – Please explain supplementally whether Transamerica obtains a representation as to the accuracy and completeness of the fee table information provided by the underlying fund portfolios. (page 8)

Response:  Information regarding the underlying fund portfolios, including fund annual expense information, is provided to the Company pursuant to participation agreements with the funds. Pursuant to the participation agreements, the funds are contractually responsible for the accuracy of information provided to the Company for inclusion in the policy prospectus.

8.	Premium Payments – Please clarify the circumstances under which the registrant may restrict or refuse additional purchase payments. (page 11)

Response:  The disclosure has been revised as requested. (See page 10)

9.	Premium Payments – Please explain the potential inconsistency between the first sentence under the underlined section, “Maximum Total Premium Payments,” which says, “(F)or issue ages 0-80, we reserve the right to reject cumulative premium payments over $1,000,000…” and the last sentence that says, “(W)e reserve the right to restrict or refuse any premium payment.” (page 11)

Response:  The disclosure has been revised as requested. (See page 10)

10.	Selection of Underlying Portfolios – Please remove the reference to “newspapers and financial and other magazines” in the following sentence or explain supplementally why the inclusion of such a statement is appropriate. “(O)ther sources such as the Fund’s website or newspapers and financial and other magazines provide more current information…” (page 13)

Response:  The disclosure has been revised as requested. (See page 11)

11.	Fixed Account – Please provide additional information as to when the fixed account would not be available. (page 14)

Response:  The disclosure has been revised as requested. (See page 13)

12.	Market Timing and Disruptive Trading – Please explain the term “Portfolio Asset Management.” (page 15-19)

Response:  The disclosure has been revised as requested. (See page 16)

13.	Special Services Fees – In addition to overnight delivery, please explain supplementally what might be contemplated as a special service subject to the special services fee. (page 20)

Response:   Other special services may include duplicate policies; non-sufficient checks on new business; duplicate 1099 and 5498 tax forms; duplicate disclosure documents and semi-annual reports; check copies; printing and mailing previously submitted forms; and asset verification requests from mortgage companies.

Ms. Ashley Vroman-Lee

April 10, 2013

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In addition, we may consider as special services customer initiated changes, modifications and transactions which are submitted in such a manner as to require the Company to incur additional processing costs.

14.	Incoming Payments – The disclosure states that “some of the underlying funds listed in the chart below may not be available under your policy.” There is only one fund listed. Please revise. (page 22)

Response:  The disclosure has been revised as requested. (See page 21)

15.	Signature Guarantee – Please provide the best number for a customer to call for current requirements. (page 26)

Response:  The disclosure has been revised as requested. (See page 26)

16.	Annuity Payments – After the second sentence, please state what specific information will be required to change the annuity commencement date. The disclosure currently says, “(Y)ou can change this date by giving us 30 days notice with the information we need.” (page 26)

Response:  The disclosure has been revised as requested. (See page 26)

17.	Death Benefit – The death benefit discusses an adjusted partial surrender. Please revise the disclosure to direct the reader to an explanation of this adjustment (page 31)

Response:  The disclosure has been revised as requested. (See page 31)

18.	Death Benefit and XYZ Living Benefit – Where applicable, please remove the last sequence of the italized paragraph, which seek to limit reliance on prospectus disclosure. (page 31,52)

Response:  The disclosure has been revised as requested. (See pages 31 and 53)

19.	State Variations – Please change the word “deliver” to “delivery” under the Connecticut disclosure. (page 52)

Response:  The disclosure has been revised as requested. (See page 54)

20.	Glossary – Please consider revising the definition of “(G)uaranteed Lifetime Withdrawal Benefit” for clarity as there is no additional benefit by this name. Please consider defining “XYZ Living Benefit.” This comment applies to the glossary in the SAI. (page 62 of prospectus, page 4 SAI)

Response:  The disclosure has been revised as requested. (See page 65 of pro and 4 of SAI)

21.	Portfolios Associated with the Subaccounts Chart – Please remove footnotes (1) and (2) as there are no corresponding references in the charge. (page 64)

Response:  The disclosure has been revised as requested. (See page 67)

22.	Excess Interest Adjustment Examples – Please revise the examples for clarity. For example:

a.	Example 1 does not disclose the policy value at middle of year two.

Ms. Ashley Vroman-Lee

April 10, 2013

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Response:  The disclosure has been revised as requested. (See pages 69-71)

b.	The excess interest adjustment floor formula is not explained.

Response:  Please see paragraph 2 on page 68.

c.	In examples 3 and 4, please break the excess interest adjustment calculation and the remaining policy value calculation into two steps.

Response:  The disclosure has been revised as requested. (See page 71)

23.	Appendices – Please consider lettering or numbering the riders in the appendices for easier reading (i.e. Appendix A, B, C, etc.).

Response:  Due to system limitations it is impractical for us to letter or number the appendices.

Part C

24.	Item 28 – Indemnification – Please explain supplementally what the following statement means, “(T)he Code also specifies producers for determining when indemnification payments can be made.”

Response:  The sentence has been revised, “producers” has been replaced with “procedures”. See the Part C of the Registration Statement.

Other comments

25.	Powers of Attorney – Please submit the powers of attorney so that they will “relate to a specific filing” as required by Rule 483(b) under the Securities Act of 1933.

Response:  Updated Powers of Attorney will be filed with the Pre-Effective Amendment.

26.	Series and Class Identifiers – Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

Response:  The Class Identifier and the front cover of the prospectus has been updated to reference the product name as Transamerica Retirement Income Plus.

27.	Guarantees and Support Agreements – Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:  There are not guaranteed or support agreement with third parties to support the guaranteed under the policy. The Company will be primarily responsible for paying out on any guarantees associated with the policy.

28.	Financial Statements, Exhibits, and Other Information – Please confirm that the exhibits, and any missing or outdated information will be filed by a pre-effective amendment to the registration statement.

Ms. Ashley Vroman-Lee

April 10, 2013

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Response:  The required exhibits and any missing information will be filed in a pre-effective amendment.

40.	Tandy Representation – We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge the Tandy Representation as noted above.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith Managing Assistant General Counsel Transamerica Capital Management Division Transamerica Life Insurance Company and

INTRODUCTION

How to buy this variable annuity

✓ CHOOSE BETWEEN QUALIFIED AND NON-QUALIFIED

	Qualified Policy* Minimum Initial Deposit	Non-Qualified Policy Minimum Initial Deposit	Surrender Charge Period	Mortality & Expense Risk and Administrative Charges	Living Benefit
~~XYZ~~Living Benefit	$1,000	$5,000	7 years	1.30%	1.25%

* We currently issue new policies to the following ~~qualified~~ plans: Traditional IRAs, Roth IRAs, SIMPLE IRAs, SEP-IRAs, 457(f) plans (in certain circumstances) and Section 401(a) plans (including profit sharing plans, defined benefit pension plans, defined contribution pension plans, 401(k) plans, combination defined benefit/contribution plans).

This table does not show underlying fund portfolio expenses~~,~~ or annual service charge ~~and optional rider~~ fees. This variable annuity may not be available through your ~~F~~financial ~~I~~ intermediary.

✓ CHOOSE INVESTMENT OPTIONS

• Subaccounts - Funds representing a range of investment strategies, objectives and asset classes.

• Fixed Account - A fixed interest account (if available).

Subject to limitations, you may move your investment among each of these investment options.

✓ CHOOSE SINGLE OR JOINT

The ~~XYZ~~ Living Benefit can be purchased as a single or joint benefit.

✓ COMPLETE OUR APPLICATION OR ORDER FORM

✓ PAY THE APPLICABLE MINIMUM INITIAL DEPOSIT

Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	1.30%
~~XYZ~~ Living Benefit (annual charge - a % of withdrawal base):
Benefit (Maximum)	2.00%
Benefit (Current)	1.25%

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2012 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):

Lowest Gross	~~%~~	0.67%
Highest Gross	~~%~~	1.03%

The following Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2012. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples:

If the policy is surrendered at the end of the applicable time period:

1 Year	~~$~~	$1103
3 Years	~~$~~	$1804
5 Years		$2443
10 Years		$4194

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy:

1 Year	~~$~~	$372
3 Years	~~$~~	$1147
5 Years		$1962
10 Years		$4194

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

For information concerning compensation paid for the sale of the policies, see OTHER INFORMATION - Distributor of the Policies.

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

~~Annual Service Charge:~~

~~The current annual service charge is $35 but in no event will exceed 2% of the policy value. If your policy value or the sum of all premium payments less all partial surrenders is at least $50,000 the entire annual service charge is waived.~~

Policy Owner Transaction Expenses:

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment options. There is no fee for the first 12 transfers per policy year. For additional transfers, we may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, ~~such as~~including overnight delivery.

Annual Service Charge:

The current annual service charge is $35 but in no event will exceed 2% of the policy value. If your policy value or the sum of all premium payments less all partial surrenders is at least $50,000 the entire annual service charge is waived.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit. During the income phase, the mortality and expense risk fee is at an annual rate of 1.25%.

~~Maximum XYZ Living Benefit Fee: This fee total reflects the maximum fee increase resulting from an automatic step-up of the Withdrawal Base while the benefit is in effect.~~Maximum Living Benefit Fee: This fee total reflects the maximum fee increase resulting from an automatic step-up of the withdrawal base while the benefit is in effect. The withdrawal base is used to calculate the benefit withdrawal amount. On the benefit date the withdrawal base is equal to the policy value.

Total Portfolio Annual Operating Expenses:

The fee table information relating to the underlying fund portfolios was provided to us by the underlying fund portfolios, their investment advisers or managers, and we have not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. “Gross” expense figures do not reflect any fee waivers or expense reimbursements. Actual expenses may have been lower than those shown in the Table.

Expense Examples:

The Example does not reflect premium tax charges or transfer fees. Different fees and expenses not reflected in the Example may be assessed during the income phase of the policy.

Allocation of Premium Payments. When you purchase a policy, we will allocate your premium payment to the investment choices you select. Your allocation must be in whole percentages and must total 100%. We will allocate additional premium payments the same way, unless you request a different allocation. You could lose the amount you allocate to the variable subaccounts.

If you allocate premium payments to the Dollar Cost Averaging program (if it is available), you must give us instructions regarding the subaccount(s) to which transfers are to be made or we cannot accept your premium payment.

You may change allocations for future additional premium payments by sending written instructions to our Administrative ~~and Service~~ Office, or by telephone, subject to the limitations described in ADDITIONAL FEATURES - Telephone Transactions. The allocation change will apply to premium payments received on or after the date we receive the change request in good order.

~~We reserve the right to restrict or refuse any premium payment.~~

Policy Value

You should expect your policy value to change from valuation period to valuation period. A valuation period begins at the close of trading on the New York Stock Exchange on each market day and ends at the close of trading on the next succeeding market day. A market day is each day that the New York Stock Exchange is open for business. The New York Stock Exchange ~~generally~~ closes at 4:00 p.m., Eastern time. Holidays are ~~generally~~ not market days.

INVESTMENT OPTIONS

This policy offers you a means of investing in various underlying fund portfolios offered by different investment companies (by investing in the corresponding subaccounts). The companies that provide investment advice and administrative services for the underlying fund portfolios offered through this policy are listed in the “Appendix - Portfolios Associated with the Subaccounts.”

The general public may not purchase shares of any of these underlying fund portfolios. The names and investment objectives and policies may be similar to other portfolios managed by the same investment adviser or manager that are sold directly to the public. You should not expect the investment results of the underlying fund portfolios to be the same as those of other portfolios.

More detailed information, including an explanation of the portfolios’ fees and investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which accompany this prospectus. You should read the prospectuses for the underlying fund portfolios carefully before you invest.

Note: If you received a summary prospectus for any of the portfolios listed in “Appendix - Portfolios Associated with the Subaccounts”, please follow the instructions on the first page of the summary prospectus to obtain a copy of the full fund prospectus.

Selection of Underlying Portfolios

The underlying fund portfolios offered through this variable annuity are selected by us, and we may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, volatility, hedgeability, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates. For additional information about these arrangements, see EXPENSES - Revenue We Receive. We review the portfolios periodically and may remove a portfolio, or limit its availability to new premiums and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from owners. We have included the Transamerica Series Trust (“TST”) underlying fund portfolios at least in part because they are managed by one of our affiliates, Transamerica Asset Management, Inc. (“TAM”).

We have developed this variable annuity in cooperation with one or more distributors, and have included certain underlying fund portfolios based on their recommendations; their selection criteria may differ from our selection criteria.

You are responsible for choosing the subaccounts which invest in the underlying fund portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We do not recommend or endorse any particular underlying fund portfolio and we do not provide investment advice.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the underlying fund portfolios that are available to you, including each underlying fund portfolio’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as the ~~F~~fund’s website ~~or newspapers and financial and other magazines~~ provide more current information, including information about any regulatory actions or investigations relating to a ~~F~~fund or underlying fund portfolio. After you select underlying fund portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the cash value of your policy resulting from the performance of the underlying fund portfolios you have chosen.

We do not guarantee that any of the subaccounts will always be available for premium payments, allocations, or transfers. We will not add, delete or substitute any underlying fund portfolio shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law.

We reserve the right to limit the number of subaccounts you are invested in at any one time.

have voting rights as to the separate account, (3) create new separate accounts, (4) add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts or (5) add new underlying fund portfolios, or substitute a new fund for an existing fund.

~~The Fixed Account.~~

The Fixed Account

~~The fixed account may, but will not always, be available.~~We may offer one or more fixed account options for investment. If available, premium payments allocated and amounts transferred to the fixed account become part of our general account. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Disclosures relating to interests in the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

While we do not guarantee that the fixed account will always be available for investment, we do guarantee that the interest credited to the fixed account when available will not be less than the guaranteed minimum effective annual interest rate shown on your policy (the “guaranteed minimum”). We determine credited rates, which are guaranteed for at least one year, in our sole discretion. You bear the risk that we will not credit interest greater than the guaranteed minimum. At the end of the guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into the money market subaccount or if a money market subaccount is unavailable to a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment option by giving us notice within 30 days before the end of the expiring guaranteed period.

Full and partial surrenders and transfers from a guaranteed period option of the fixed account prior to the end of the guaranteed period are generally subject to an excess interest adjustment. See ACCESS TO YOUR MONEY - Excess Interest Adjustment for more information about when an excess interest adjustment applies. This adjustment will also be made to amounts that you apply to an annuity payment option. This adjustment may increase or decrease the amount of interest credited to your policy. The excess interest adjustment will not decrease the interest credited to your policy below the guaranteed minimum.

We also guarantee that upon full surrender your cash value attributable to the fixed account will not be less than the amount required by the applicable nonforfeiture law at the time the policy is issued.

If you select the fixed account, when it is available, your money will be placed with our other general assets. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of each annuity payment you receive during the income phase from the fixed portion of your policy will remain level for the entire income phase. The interest credited as well as principal invested in the fixed account is based on the claims-paying ability of Transamerica.

We reserve the right to refuse any premium payment or transfer to the fixed account.

if an underlying fund portfolio refuses or reverses our order; in such instances some policy owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

~~For policies with Portfolio Asset Management, the effect of transfers pursuant thereto may be considered disruptive for certain underlying fund portfolios. As a result, policy owners using Portfolio Asset Management may have to change their selected underlying fund portfolios.~~

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or

•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market

• Rule 12b-1 Fees. We and/or our affiliate, Transamerica Capital, Inc. (“TCI”) who is the principal underwriter for the policies, indirectly receive 12b-1 fees from the funds available as investment choices under our variable insurance products. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.45% of the average daily assets of the certain underlying fund portfolios attributable to the policies and to certain other variable insurance products that we and our affiliates issue.

• Administrative, Marketing and Support Service Fees (“Support Fees”). As noted above, an investment adviser, subadviser, administrator and/or distributor (or affiliates thereof) of the underlying fund portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment adviser or subadviser realized on the advisory fee deducted from underlying fund portfolio assets. Policy owners, through their indirect investment in the underlying fund portfolios, bear the costs of these advisory fees (see the prospectuses for the underlying funds for more information). The amount of the payments we (or our affiliates) receive is generally based on a percentage of the assets of the particular underlying fund portfolios attributable to the policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and the amounts may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The following chart provides the maximum combined percentages of 12b-1 fees and Support Fees that we anticipate will be paid to us on an annual basis.~~Please note: Some of the underlying funds listed in the chart below may not currently be available under your policy:~~

Incoming Payments to Us and/or TCI
Fund	Maximum Fee % of assets
TRANSAMERICA SERIES TRUST	0.25%

NOTES TO INCOMING PAYMENTS TABLE:

Maximum Fee % of assets: Payments are based on a percentage of the average assets of each underlying fund portfolio owned by the subaccounts available under this policy and under certain other variable insurance products offered by our affiliates and us. We and/or TCI may continue to receive 12b-1 fees and administrative fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services provided.

~~Transamerica Series Trust (“~~TST~~”)~~: Because TST is managed by ~~Transamerica Asset Management, Inc. (“TAM”),~~ TAM, an affiliate of ours, there are additional benefits to us and our affiliates for amounts you allocate to the TST underlying fund portfolios, in terms of our and our affiliates’ overall profitability. These additional benefits may be significant. Payments or other benefits may be received from TAM. Such payments or benefits may be entered into for a variety of purposes, such as to allocate resources to us to provide administrative services to the policyholders who invest in the TST underlying fund portfolios. These payments or benefits may take the form of internal credits, recognition, or cash payments. A variety of financial and accounting methods may be used to allocate resources and profits to us. Additionally, if a TST portfolio is subadvised by an entity that is affiliated with us, we may retain more revenue than on those TST portfolios that are subadvised by non-affiliated entities. During 2012 we received ~~$89,306,110.22~~$112,349,723.11 for Transamerica Life Insurance Company and $4,093,985.92 for Transamerica Financial Life Insurance Company in benefits from TAM pursuant to these arrangements. This includes the 0.25% amount in the above chart. We anticipate receiving comparable amounts in the future.

Other Payments. TCI also serves as the wholesale distributor for the policies, and in that capacity directly or indirectly receives additional amounts or different percentages of assets under management from certain advisers and subadvisers to the underlying fund portfolios (or their affiliates) with regard to variable insurance products and/or mutual funds that are issued by us and our affiliates. These amounts may be derived, in whole or in part, from the

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at (800)525-6205.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

ANNUITY PAYMENTS (THE INCOME PHASE)

You can generally change the annuity commencement ~~date. You can change this~~ date by giving us 30 days notice with the ~~information we need.~~ new date or age. The latest ~~maximum~~ annuity commencement date generally cannot be later than the last day of the month following the month in which the annuitant attains age 99 (earlier if required by state law). In no event can this date be earlier than the third policy anniversary.

Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the death benefit is payable in a lump sum or under one of the annuity payment options (unless the surviving spouse is eligible to and elects to continue~~s~~ the policy).

Unless you specify otherwise, the ~~annuitant~~owner will receive the annuity payments. After the annuitant’s death, the beneficiary you designate at annuitization will receive any remaining guaranteed payments.

Annuity Payment Options

The policy provides several annuity payment options that are described below. You may choose any combination of annuity payment options. We will use your adjusted policy value to provide these annuity payments. If the adjusted policy value on the annuity commencement date is less than $2,000, we reserve the right to pay it in one lump sum in lieu of applying it under an annuity payment option. You can receive annuity payments monthly, quarterly, semi-annually, or annually. (We reserve the right to change the frequency if payments would be less than $50.)

In deciding on which annuity payment option to elect, you must decide if fixed or variable payments are better for you. If you choose to receive fixed payments, then the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The dollar amount of additional variable payments will vary based on the investment performance of the subaccount(s) you select. The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance (net of fees and expenses) exactly matched the assumed investment return of 3% at all times, the amount of each variable annuity payment would remain constant. If actual investment performance (net of fees and expenses) exceeds the assumed investment

Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

• total premium payments; less

• ~~any adjusted partial surrenders as of the date of death.~~any adjusted partial surrenders (please see “Appendix - Death Benefit”) as of the date of death.

~~The Guaranteed Minimum Death Benefit may vary for certain policies and may not be available for all policies. This disclosure explains the material features of the Guaranteed Minimum Death Benefit. The application and operation of the Guaranteed Minimum Death Benefit are governed by the terms and conditions of the policy form.~~The Guaranteed Minimum Death Benefit may vary for certain policies and may not be available for all policies. This disclosure explains the material features of the Guaranteed Minimum Death Benefit.

Adjusted Partial Surrender

When you request a partial surrender, your guaranteed minimum death benefit will be reduced by an amount called the adjusted partial surrender. Under certain circumstances, the adjusted partial surrender may be more than the dollar amount of your surrender request. This will generally be the case if the guaranteed minimum death benefit exceeds the policy value at the time of surrender. It is also possible that if a death benefit is paid after you have made a partial surrender, then the total amount paid could be less than the total premium payments.

The formula used to calculate the adjusted partial surrender amount, for the guaranteed minimum death benefit offered in this prospectus, is: adjusted partial surrender = (amount of the gross partial surrender * value of the current death proceeds immediately prior to the gross partial surrender ) / policy value immediately prior to the gross surrender.

We have included a detailed explanation of this adjustment with examples in the~~”~~“Appendix - Death Benefit.~~“~~” This is referred to as~~”~~“adjusted partial surrender~~“~~ ” in your policy. If you have a qualified policy, minimum required distributions rules may require you to request a partial surrender.

TAX INFORMATION

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. The federal income tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal income tax law or of the current interpretations by the Internal Revenue Service. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the policy. You should consult your own tax adviser about your own circumstances.

•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse was eligible to and elected to continue~~d~~ the policy as the surviving spouse);
•

annuitization (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your benefit withdrawal amount);

•	~~the date the policy to which this benefit is attached is assigned or if the owner is changed without our approval;~~
•	the date a change in ownership or assignment occurs which violates the owner and annuitant requirements for this benefit;
•	one year after the death of the owner if the policy is not continued;
•	the date an excess withdrawal reduces your policy value to zero; or
•	termination of your policy.

Please note: This benefit terminates upon annuitization and there is a maximum annuity commencement date at which time your policy will be annuitized according to its terms. However, if you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments which are at least equal to your benefit withdrawal amount. Please contact us for more information concerning your options.

~~The XYZ Living Benefit and additional options may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the XYZ Living Benefit. The application and operation of the benefit are governed by the terms and conditions of the benefit itself.~~The Living Benefit and additional options may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Living Benefit.

OTHER INFORMATION

State Variations

The following section describes modifications to this prospectus required by one of more state insurance departments as of the date of this prospectus. Unless otherwise noted, variations apply to all forms of policies we issue. References to certain state’s variations do not imply that we actually offer policies in each such state. These variations are subject to change without notice and additional variations may be imposed as specific states approve new riders.

Arizona ~~- The right to cancel period for owners that are age 65 and above is 30 days.~~ - Owners age 65 and above have a 30 day right to cancel.

California ~~- The right to cancel period for owners that are age 60 and above is 30 days. Unless the owners age 60 and above elect otherwise (i.e., elect immediate investment), the initial premium payment will be allocated to the money market subaccount for 35 calendar days and then invested in the investment options selected by the owner. The amount returned under the right to cancel provision if immediate investment is not elected is your premium payment amount.~~ - Policy may be canceled by returning the policy or by sending in a written notice. Owners age 60 and above have a 30 day right to cancel. Owners age 60 or above have the option to elect immediate investment in investment options of their choice, and receive account value if they cancel; or, they may allocate the initial premium to the money market portfolio for 35 calendar days at the end of which the contract value is moved to the investment options of their choice, and they would receive return of premium if they cancel. Nursing and terminal condition waiver is not available.

Connecticut ~~- If the policy is canceled prior to deliver, the amount of your premium payment is returned.~~ - During the right to cancel period, prior to delivery of the policy, the owner will receive return of premium. The unemployment waiver is not available. Excess interest adjustment will not be applied upon annuitization. Service Charge cannot be assessed at time of surrender. Transfer restrictions apply if more than one transfer is made in a 30 day period. The Living Benefit rider does not terminate upon ownership changes or assignments.

Florida ~~- The right to cancel period for owners that are less than age 65 is 14 days. The right to cancel period for owners that are age 65 and above is 21 days. The unemployment waiver is not available. Notwithstanding any references to withdrawal order sections of the policy, the service charge will be deducted from the policy value’s earnings, if available. Surrender charges and excess interest adjustment are not applied at annuitization or death. Annuitization can be no earlier than the first policy anniversary.~~ - Owners 65 and older have a 21 day right to cancel period. Owners less than 65 have a 14 day right to cancel period. Unemployment waiver is not available. Excess interest adjustment not applied upon annuitization or death. No surrender charge applied upon death. Living Benefit rider will terminate upon ownership change or assignment. Annuity commencement date not allowed until after the first policy year.

Montana ~~- The unemployment waiver is not available. There is no premium tax in the state of Montana. The premium enhancement recapture does not include unemployment. Only uni-sex factors are used in calculating annuity payments.~~ - Unemployment waiver is not available. Death benefit must be paid within 60 days and any interest due after 30 days.

New York ~~- The amount returned under the right to cancel provision is the premium payment allocated to the fixed account, if any, plus the policy value in the separate account, if any, including any fees and charges. If the policy is a replacement, the right to cancel period is extended to 60 days. We will not issue a policy if the annuitant, owner, and any joint owner are age 64 or younger. The Unemployment Waiver and Telephone Transactions are not available. The guaranteed minimum interest rate will be at least equal to the nonforfeiture rate. There is no excess interest adjustment. A surrender charge is not applied at annuitization or death. The amount of the death benefit payable during the accumulation phase is the greater of the policy value on the date we receive due proof of death and an election of method of settlement or the guaranteed minimum death benefit, if any, on the date of death, plus any additional premium payments received, less any gross withdrawals from the date of death to the date of payment of death proceeds. Annuitization can be no earlier than the first policy anniversary.~~ - Under the right to cancel provision is the premium payment allocated to the fixed account, if any, plus the policy value in the separate account, if any, including any fees and charges is returned. If the policy is a replacement, the right to cancel period is extended to 60 days. Unemployment Waiver and Telephone Transactions are not available. There is no excess interest adjustment. There are no surrender charges at time of death. Death benefit payable during the accumulation phase is the greater of policy value or guaranteed minimum death benefit, if any. Policy value is used upon annuitization. Annuity commencement date cannot be earlier than the first policy anniversary. Living Benefit Rider will not terminate upon ownership changes or assignments. Living Benefit rider fees cannot be deducted from the fixed account if available.

Guaranteed Period Options — ~~Any benefit under the policy that provides a guaranteed minimum withdrawal benefit, including the XYZ Living Benefit.~~ The various guaranteed interest rate periods of the fixed account which we may offer and into which premium payments may be paid or amounts transferred or amounts transferred when available.

~~Guaranteed Period Options~~Living Benefit — ~~The various guaranteed interest rate periods of the fixed account which we may offer and into which premium payments may be paid or amounts transferred when available.~~A benefit under the policy that provides a guaranteed minimum withdrawal benefit.

Market Day — A day when the New York Stock Exchange is open for business.

Owner (You, Your) — The person who may exercise all rights and privileges under the policy.

Policy Date — The date shown on the policy data page attached to the policy and the date on which the policy becomes effective.

Policy Value — On or before the annuity commencement date, the policy value is equal to the owner’s:

•	premium payments; minus
•	gross surrenders (surrenders plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge plus or minus any excess interest adjustment); plus
•	interest credited in the fixed account; plus
•	accumulated gains in the separate account; minus
•	accumulated losses in the separate account; minus
•	service charges, rider fees, premium taxes, transfer fees, and other charges, if any.

Policy Year — A policy year begins on the policy date and on each anniversary thereof.

Separate Account — Separate Account VA B and Separate Account VA BNY, separate accounts established and registered as unit investment trusts under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.

Separate Account Value — The portion of the policy value that is invested in the separate account.

Subaccount — A subdivision within the separate account, the assets of which are invested in a specified underlying fund portfolio~~s~~.

Surrender Charge Free Amount — The amount that can be withdrawn each policy year without incurring any surrender charges.

Valuation Period — The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of those values. Such determination shall be made generally at the close of business on each market day.

APPENDIX

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
TRANSAMERICA SERIES TRUST
~~TA Asset Allocation - Conservative - Service Class~~ TA AEGON Money Market - Service Class(1)	~~Transamerica Asset Allocation - Conservative VP – Service Class~~ Transamerica AEGON Money Market VP – Service Class(1)	~~Morningstar Associates, LLC~~ AEGON USA Investment Management, LLC
Investment Objective: ~~Current income and preservation of capital.~~ Invests in high quality, U.S. dollar-denominated short-term money market instruments.
~~TA Asset Allocation - Moderate - Service Class~~ TA AEGON Tactical Vanguard ETF - Balanced - Service Class	Transamerica AEGON Active Asset Allocation - Moderate VP - Service Class	~~Morningstar Associates, LLC~~AEGON USA Investment Management, LLC
Investment Objective: Capital appreciation and current income.
~~TA AEGON Money Market - Service Class~~ TA AEGON Tactical Vanguard ETF - Conservative - Service Class	~~Transamerica AEGON Money Market VP – Service Class~~ Transamerica AEGON Active Asset Allocation - Conservative VP - Service Class	AEGON USA Investment Management, LLC
Investment Objective: ~~Maximum current income from money market securities consistent with liquidity and preservation of principal.~~ Current income and preservation of capital.
~~TA Vanguard ETF Index - Balanced - Service Class~~ TA AEGON U.S. Government Securities - Service Class	~~Transamerica Index 50 VP – Service Class~~ Transamerica AEGON U.S. Government Securities VP – Service Class	AEGON USA Investment Management, LLC
Investment Objective: ~~Balance capital appreciation and income.~~ High level of total return as is consistent with prudent investment strategies.
~~TA Vanguard ETF Index - Conservative - Service Class~~ TA Asset Allocation - Conservative - Service Class	~~Transamerica Index 35 VP – Service Class~~ Transamerica Asset Allocation - Conservative VP – Service Class	~~AEGON USA Investment Management, LLC~~
Investment Objective: Current income and preservation of capital.
TA PIMCO Total Return - Service Class	Transamerica PIMCO Total Return VP – Service Class	Pacific Investment Management Company LLC
Investment Objective: Maximum total return consistent with preservation of capital and prudent investment management.

(1)

~~Some subaccounts may be available for certain policies and may not be available for all policies. You should work with your registered representative to decide which subaccount(s) may be appropriate for you based on a thorough analysis of your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.~~

(2)

~~There can be no assurance that the Transamerica AEGON Money Market VP - Service Class portfolio will be able to maintain a stable net asset value per share. during extended periods of low interest rates, and partly as a result of policy charges, the yield on the TA AEGON Money Market - Service Class subaccount may become extremely low and possibly negativ.~~

(3)

There can be no assurance that the Transamerica AEGON Money Market VP - Service Class portfolio will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of policy charges, the yield on the TA AEGON Money Market - Service Class subaccount may become extremely low and possibly negative.

APPENDIX

EXCESS INTEREST ADJUSTMENT EXAMPLES

Money that you surrender from, transfer out of, or apply to an annuity payment option, from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment (“EIA”). If, at the time of such transactions interest rates set by us have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value.

Excess interest adjustments will not reduce the adjusted policy value for a guaranteed period option below the premium payments and transfers to that guaranteed period option, less any prior partial surrenders and transfers from the guaranteed period option, plus interest at the policy’s minimum guaranteed effective annual interest rate. This is referred to as the excess interest adjustment floor.

The formula that will be used to determine the excess interest adjustment is:

S* (G-C)* (M/12)

S	=

Is the amount (before surrender charges, premium taxes and the application of any Guaranteed Minimum Death Benefits, if any) being surrendered, withdrawn, transferred, paid upon death, or applied to an income option that is subject to the excess interest adjustment.

G	=	Is the guaranteed interest rate for the guaranteed period applicable to “S”;
C	=

Is the current guaranteed interest rate then being offered on new premium payments for the next longer option period than “M”. If this policy form or such an option period is no longer offered, “C” will be the U.S. Treasury rate for the next longer maturity (in whole years) than “M” on the 25th day of the previous calendar month; and

M	=	Number of months remaining in the current option period for “S”, rounded up to the next higher whole number of months.
*	=	multiplication^	~~=exponentiation (as used in the following examples)~~

The following examples are for illustrative purposes only and are calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal. In the following examples ^ denotes exponentiation.

Excess Interest Adjustment Examples — (Continued)

Example 1 (Full Surrender, rates increase by 3%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Surrender:	Middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Amount subject to excess interest adjustment	= 54,181.21 – 4,181.21 = 50,000.00
Excess interest adjustment floor	= 50,000.00 * (1.015) ^ 1.5 = 51,129.21
Excess interest adjustment
G = ..055
C = ..085
M = 42
Excess interest adjustment	= S* (G-C)* (M/12)
= 50,000.00 * (.055-.085) * (42/12)
= -5,250.00, but excess interest adjustment cannot cause the adjusted policy value to fall below the excess interest adjustment floor, so the adjustment is limited to 51,129.21 - 54,181.21 = - 3,052.00
Adjusted policy value	= policy value + excess interest adjustment
= 54,181.21 + (-3,052.00) = 51,129.21
Upon full surrender of the policy, the net surrender value (adjusted policy value less any surrender charge) will never be less than that required by the non-forfeiture laws of your state.

* This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

Excess Interest Adjustment Examples — (Continued)

Example 2 (Full Surrender, rates decrease by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Surrender:	Middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Amount subject to excess interest adjustment	= 54,181.21 – 4,181.21 = 50,000.00
Excess interest adjustment floor	= 50,000.00 * (1.015) ^ 1.5 = 51,129.21
Excess interest adjustment
G = .055
C = .045
M = 42
Excess interest adjustment	= S* (G-C)* (M/12)
= 50,000.00 * (.055-.045) * (42/12) = 1,750.00
Adjusted policy value	= 54,181.21 + 1,750.00 = 55,931.21
Upon full surrender of the policy, the net surrender value will never by less than that required by the non-forfeiture laws of your state. For the purpose of these illustrations no surrender charges are assumed.

* This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

On a partial surrender, we will pay the policyholder the full amount of surrender requested (as long as the policy value is sufficient). Amounts surrendered will reduce the policy value by an amount equal to:

R  -  E  +  SC

R	=	the requested partial surrender;
E	=	the excess interest adjustment; and
SC	=	the surrender charges on (EPW - E); where
EPW	=	the excess partial withdrawal amount.

Excess Interest Adjustment Examples — (Continued)

Example 3 (Partial Surrender, rates increase by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Partial surrender:	$20,000; middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Excess interest adjustment
S = 20,000 – 4,181.21 = 15,818.79
G = ..055
C = ..065
M = 42
~~E = 15,818.79 * (.055 - .065) * (42/12) = -553.66~~Excess Interest Adjustment	~~= 54,181.21 - (R - E + surrender charge)~~ = 15,818.79 * (.055 - .065) * (42/12) = -553.66
Remaining policy value at middle of policy	= 54,181.21 - (R - E + surrender charge)
year 2	= 54,181.21 - (20,000.00 - (-553.66) + 0.00) = 33,627.55

* This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

Example 4 (Partial Surrender, rates decrease by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Partial surrender:	$20,000; middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Excess interest adjustment
S = 20,000 – 4,181.21 = 15,818.79
G = ..055
C = ..045
M = 42
~~E = 15,818.79 * (.055 - .045)* (42/12) = 553.66~~Excess Interest Adjustment	~~= 54,181.21 - (R - E + surrender charge)~~ = 15,818.79 * (.055 - .045)* (42/12) = 553.66
Remaining policy value at middle of policy year 2	= 54,181.21 - (R - E + surrender charge) = 54,181.21 - (20,000.00 – 553.66 + 0.00) = 34,734.87

* This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

Fixed Account — One or more investment choices under the policy that are part of our general assets and are not in the separate account.

Free Amount — The amount that can be withdrawn each year without incurring any surrender charges or excess interest adjustments.

~~Guaranteed Lifetime Withdrawal Benefit~~Guaranteed Period Options — ~~Any optional benefit under the policy that provides a guaranteed minimum withdrawal benefit, including XYZ Living Benefit~~The various guaranteed interest rate periods of the fixed account which we may offer and into which premium payments may be paid or amounts transferred when available.

~~Guaranteed Period Options~~Living Benefit — ~~The various guaranteed interest rate periods of the fixed account which we may offer and into which premium payments may be paid or amounts transferred when available~~.A benefit under the policy that provides a guaranteed minimum withdrawal benefit.

Market Day — A day when the New York Stock Exchange is open for business.

Nonqualified Policy — A policy other than a qualified policy.

Owner (You, Your) — The person who may exercise all rights and privileges under the policy.

Policy Date — The date shown on the policy data page attached to the policy and the date on which the policy becomes effective.

Policy Value — On or before the annuity commencement date, the policy value is equal to the owner’s:

•	premium payments; minus
•	gross surrenders (surrenders plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge plus or minus any excess interest adjustment); plus
•	interest credited in the fixed account; plus
•	accumulated gains in the separate account; minus
•	accumulated losses in the separate account; minus
•	service charges, rider fees, premium taxes, transfer fees, and other charges, if any.

Policy Year — A policy year begins on the policy date and on each anniversary thereof.

Premium Payment — An amount paid to us by the owner or on the owner’s behalf as consideration for the benefits provided by the policy.

Qualified Policy — A policy issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Separate Account — Separate Account VA B and Separate Account VA BNY, separate accounts established and registered as unit investment trusts under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.

Separate Account Value — The portion of the policy value that is invested in the separate account.

4